Exhibit 99.1

500 Laurel Street Baton Rouge, LA 70801 Phone: 877.614.7600

FOR IMMEDIATE RELEASE	Misty Albrecht
April 25, 2024	b1BANK 225.286.7879 Misty.Albrecht@b1BANK.com

Business First Bancshares, Inc., Announces Financial Results for Q1 2024

Baton Rouge, La. (April 25, 2024) – Business First Bancshares, Inc. (NASDAQ: BFST) (Business First), parent company of b1BANK, today announced its unaudited results for the quarter ended March 31, 2024, including net income available to common shareholders of $12.2 million or $0.48 per diluted common share, decreases of $2.3 million and $0.09, respectively, compared to the linked quarter ended December 31, 2023. On a non-GAAP basis, core net income for the quarter ended March 31, 2024, which excludes certain income and expenses, was $12.8 million or $0.50 per diluted common share, decreases of $4.0 million and $0.16, respectively, from the linked quarter.

“We didn’t earn as much in the first quarter as I would have liked,” said Jude Melville, president and CEO, “but we did accomplish core foundational work that will lead to greater earnings power over the course of the year. We improved the funding side of our balance sheet, achieving stability in non-interest bearing accounts, increasing liquidity though the raising of core deposits, and paying down debt. We deepened the production side of our house by acquiring and integrating Waterstone, a Loan Service Provider that facilitates SBA production for banks around the country.  And we grew loans at a healthy, normalized rate, further diversifying our credit exposure by product type and geography.”

On Tuesday, April 23, 2024, Business First’s board of directors declared a quarterly preferred dividend in the amount of $18.75 per share, which is the full quarterly dividend of 1.875% based on the per annum rate of 7.50%. Additionally, the board of directors declared a quarterly common dividend based upon financial performance for the first quarter in the amount of $0.14 per share. The preferred and common dividends will be paid on May 31, 2024, or as soon thereafter as practicable, to the shareholders of record as of May 15, 2024.

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Quarterly Highlights

●

Deposit Growth. Deposits increased $324.0 million or 6.17%, 24.82% annualized, for the quarter ended March 31, 2024, compared to the linked quarter. During the quarter ended March 31, 2024, noninterest-bearing deposits remained stable with a decrease of $4.0 million or 0.31% and interest-bearing deposits increased $328.0 million or 8.30%, compared to the linked quarter. Highlighting quarterly deposit growth were the Capital and Dallas markets with $55.8 million and $45.5 million, respectively. The Capital and Dallas markets opened 758 and 296 new accounts during the quarter. All new deposit generations for Business First had a weighted average rate of 4.32% as of March 31, 2024, a decrease of 0.29% from the linked quarter.

●

Loan Growth. Loans held for investment increased $96.1 million or 1.92%, 7.74% annualized, from the linked quarter. Loan growth was mostly attributable to the $68.1 million increase in the commercial and industrial (C&I) portfolio. Business First continued the trend of reducing construction and development (C&D) portfolio exposure, with a decrease of $7.8 million from the linked quarter. The loan to deposit ratio decreased from 95.12% to 91.32% from the linked quarter.

●

Waterstone LSP Acquisition. On January 31, 2024, Business First acquired Waterstone LSP, a company which provides other financial institutions nationwide comprehensive support and lending solutions under the Small Business Administration (SBA) 7(a) loan program.

Statement of Financial Condition

Loans

Loans held for investment increased $96.1 million or 1.92%, 7.74% annualized, from the linked quarter. Loan growth from the linked quarter was largely attributable to net growth in the C&I portfolio of $68.1 million and in the residential real estate portfolio of $34.6 million, offset by a $7.8 million reduction in the C&D portfolio.

The Dallas Fort Worth region produced 43.75% of net loan growth from the linked quarter based on unpaid principal balance, while the Southwest Louisiana region produced 28.55% and Capital region produced 14.47%. Based on unpaid principal balances, Texas-based loans represent approximately 37% of the overall loan portfolio as of March 31, 2024.

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Credit Quality

The ratios of nonperforming loans compared to loans held for investment and nonperforming assets compared to total assets increased from 0.34% and 0.28%, respectively, at December 31, 2023, to 0.43% and 0.34% at March 31, 2024. The increase was attributable to an additional $4.6 million in nonaccrual loans, largely comprised of two lending relationships.

Securities

The securities portfolio decreased $6.7 million or 0.76%, from the linked quarter. The increase was driven by negative fair value adjustments of $6.4 million. The securities portfolio, based on estimated fair value, represented 13.04% of total assets as of March 31, 2024.

Deposits

Deposits increased $324.0 million or 6.17%, 24.82% annualized, for the quarter ended March 31, 2024, compared to the linked quarter. During the quarter ended March 31, 2024, noninterest-bearing deposits remained stable with a decrease of $4.0 million or 0.31% compared to the linked quarter and interest-bearing deposits increased $328.0 million or 8.30%, with certificate of deposit (CD) accounts declining $31.4 million or 2.41%.

The Capital and Dallas markets led the franchise with $55.8 million and $45.5 million in deposit growth. The Capital and Dallas markets opened 758 and 296 new accounts, respectively, during the quarter. All new deposit generations for Business First had a weighted average rate of 4.32% as of March 31, 2024, a decrease of 0.29% from the linked quarter.

Money market accounts increased $448.8 million or 33.41% from the linked quarter with a total portfolio weighted average of 4.10%, up slightly from 4.07% at December 31, 2023. However, lower rate demand deposit accounts of $32.0 million were also opened in connection with these money market accounts during the quarter ended March 31, 2024. This represented an 18.43% increase from the linked quarter and an increase of 28.23% from the last twelve months beginning April 1, 2023.

New money market account openings in March 2024 totaled $94.0 million with a weighted average rate of 4.29% as of March 31, 2024, compared to $84.0 million in new account openings during February 2024 with a weighted average rate of 5.03% as of February 29, 2024. Money market account balances increased from $1.34 billion as of December 31, 2023, to $1.79 billion as of March 31, 2024.

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Borrowings

Borrowings decreased $204.7 million or 32.24%, from the linked quarter due to a full repayment of the $300.0 million Federal Reserve’s Bank Term Funding Program (BFTP) in March 2024. The repayment was funded through additional advances from the Federal Home Loan Bank (FHLB) of approximately $100.0 million, brokered CDs of $52.0 million and the remaining $148.0 million from cash.

Shareholders’ Equity

Accumulated other comprehensive income (AOCI) decreased $5.0 million during the first quarter due to negative after-tax fair value adjustments in the securities portfolio. Book value per common share increased to $22.64 at March 31, 2024, compared to $22.58 at December 31, 2023. On a non-GAAP basis, tangible book value per common share decreased slightly from $18.62 at December 31, 2023, to $18.61 at March 31, 2024.

Results of Operations

Net Interest Income

For the quarter ended March 31, 2024, net interest income totaled $51.5 million, compared to $53.8 million from the linked quarter. Loan and interest-earning asset yields of 6.88% and 6.18%, respectively, increased one basis point each compared to 6.87% and 6.17% from the linked quarter. Both ratios were negatively impacted by $1.1 million less in loan discount accretion. Net interest margin and net interest spread were 3.32% and 2.36% compared to 3.50% and 2.53%, respectively, for the linked quarter. The overall cost of funds, which include noninterest-bearing deposits, increased from 2.79% to 3.00% or 21 basis points, from the linked quarter due to higher cost deposits and less average noninterest bearing deposits; however, ending noninterest bearing deposits only decreased $4.0 million from the linked quarter.

Non-GAAP net interest income (excluding loan discount accretion of $0.8 million) totaled $50.7 million for the quarter ended March 31, 2024, compared to $51.8 million (excluding loan discount accretion of $1.9 million) from the linked quarter. Non-GAAP net interest margin and net interest spread (excluding loan discount accretion of $0.8 million) were 3.27% and 2.31%, respectively, for the quarter ended March 31, 2024, compared to 3.38% and 2.40% (excluding loan discount accretion of $1.9 million) for the linked quarter. Excluding loan discount accretion, loan yields increased nine basis points to 6.81% from 6.72%, and interest earnings asset yields increased eight basis points to 6.13% from 6.05%, compared to the linked quarter.

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Provision for Credit Losses

During the quarter ended March 31, 2024, Business First recorded a provision for credit losses of $1.2 million, compared to $119,000 from the linked quarter. The current quarter’s reserve increased largely due to loan growth.

Other Income

For the quarter ended March 31, 2024, other income increased $2.9 million or 46.36%, compared to the linked quarter. The net increase was largely attributable to a $2.5 million loss on sale of securities due to Business First’s security repositioning initiative and a $1.0 million loss in equity investment income which both occurred during the linked quarter, partially offset by a $735,000 reduction in back-to-back customer swap fee income compared to the linked quarter.

Other Expenses

For the quarter ended March 31, 2024, other expenses increased by $2.8 million or 7.07%, compared to the linked quarter. The net increase was attributable to a $2.8 million increase in salaries and employee benefits compared to the linked quarter. The increase was largely associated with the Waterstone LSP acquisition, bonus-related expenses and cost of living adjustments.

Return on Assets and Common Equity

Return to common shareholders on average assets and common equity, each on an annualized basis, were 0.74% and 8.51% for the quarter ended March 31, 2024, compared to 0.88% and 10.54%, respectively, for the linked quarter. Non-GAAP return to common shareholders on average assets and common equity, each on an annualized basis, were 0.77% and 8.92% for the quarter ended March 31, 2024, compared to 1.03% and 12.27%, respectively, for the linked quarter.

Conference Call and Webcast

Executive management will host a conference call and webcast to discuss results on Thursday, April 25, 2024, at 4:00 p.m. Central Time. Interested parties may attend the call by dialing toll-free 1-800-715-9871 (North America only), conference ID 5574541, or asking for the Business First Bancshares conference call. The live webcast can be found at https://edge.media-server.com/mmc/p/kqiwvpsh. On the day of the presentation, the corresponding slide presentation will be available to view on the b1BANK website at https://www.b1bank.com/shareholder-info.

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About Business First Bancshares, Inc.

Business First Bancshares, Inc., (Nasdaq: BFST) through its banking subsidiary b1BANK, has $6.7 billion in assets, $6.1 billion in assets under management through b1BANK’s affiliate Smith Shellnut Wilson, LLC (SSW) (excludes $0.9 billion of b1BANK assets managed by SSW) and operates Banking Centers and Loan Production Offices in markets across Louisiana and the Dallas and Houston, Texas areas, providing commercial and personal banking products and services. Commercial banking services include commercial loans and letters of credit, working capital lines and equipment financing, and treasury management services. b1BANK was awarded #1 Best-In-State Bank, Louisiana, by Forbes and Statista, and is a multiyear winner of American Banker’s “Best Banks to Work For.” Visit b1BANK.com for more information.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures (e.g., referenced as “core” or “tangible”) intended to supplement, not substitute for, comparable GAAP measures. “Core” measures typically adjust income available to common shareholders for certain significant activities or transactions that, in management’s opinion, can distort period-to-period comparisons of Business First’s performance. Transactions that are typically excluded from non-GAAP “core” measures include realized and unrealized gains/losses on former bank premises and equipment, investment sales, acquisition-related expenses (including, but not limited to, legal costs, system conversion costs, severance and retention payments, etc.). “Tangible” measures adjust common equity by subtracting goodwill, core deposit intangibles, and customer intangibles, net of accumulated amortization. Management believes presentations of these non-GAAP financial measures provide useful supplemental information that is essential to a proper understanding of the operating results of Business First’s core business. These non-GAAP disclosures are not necessarily comparable to non-GAAP measures that may be presented by other companies. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of the tables below.

Special Note Regarding Forward-Looking Statements

Certain statements contained in this release may not be based on historical facts and are “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may be identified by their reference to a future period or periods or by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “may,” “might,” “will,” “would,” “could,” or “intend.” We caution you not to place undue reliance on the forward-looking statements contained in this news release, in that actual results could differ materially from those indicated in such forward-looking statements as a result of a variety of factors, including those factors specified in our Annual Report on Form 10-K and other public filings. We undertake no obligation to update these forward-looking statements to reflect events or circumstances that occur after the date of this news release.

Additional Information

For additional information about Business First, you may obtain Business First’s reports that are filed with the Securities and Exchange Commission (SEC) free of charge by using the SEC’s EDGAR service on the SEC’s website at www.SEC.gov or by contacting the SEC for further information at 1-800-SEC-0330. Alternatively, these documents can be obtained free of charge from Business First by directing a request to: Business First Bancshares, Inc., 500 Laurel Street, Suite 101, Baton Rouge, Louisiana 70801, Attention: Corporate Secretary.

No Offer or Solicitation

This release does not constitute or form part of any offer to sell, or a solicitation of an offer to purchase, any securities of Business First. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.

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Business First Bancshares, Inc.
Selected Financial Information
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(Dollars in thousands)	2024	2023	2023

Balance Sheet Ratios

Loans (HFI) to Deposits	91.32%	95.12%	99.94%
Shareholders' Equity to Assets Ratio	9.69%	9.78%	9.50%

Loans Receivable Held for Investment (HFI)

Commercial	$1,426,957	$1,358,838	$1,239,333
Real Estate:
Commercial	2,215,889	2,217,928	2,055,500
Construction	662,013	669,798	787,634
Residential	717,007	682,394	659,967
Total Real Estate	3,594,909	3,570,120	3,503,101
Consumer and Other	66,973	63,827	60,626
Total Loans (Held for Investment)	$5,088,839	$4,992,785	$4,803,060

Allowance for Loan Losses

Balance, Beginning of Period	$40,414	$41,129	$38,178
CECL Adoption/Implementation	-	-	2,660
Charge-offs – Quarterly	(533)	(1,039)	(2,278)
Recoveries – Quarterly	141	152	103
Provision for Loan Losses – Quarterly	1,143	172	3,167
Balance, End of Period	$41,165	$40,414	$41,830

Allowance for Loan Losses to Total Loans (HFI)	0.81%	0.81%	0.87%
Allowance for Credit Losses to Total Loans (HFI) (1)	0.88%	0.88%	0.95%
Net Charge-offs (Recoveries) to Average Quarterly Total Loans	0.01%	0.02%	0.05%

Remaining Loan Purchase Discount	$11,411	$12,286	$19,234

Nonperforming Assets

Nonperforming Loans:
Nonaccrual Loans	$20,778	$16,943	$16,952
Loans Past Due 90 Days or More	855	127	127
Total Nonperforming Loans	21,633	17,070	17,079
Other Nonperforming Assets:
Other Real Estate Owned	1,339	1,685	1,365
Other Nonperforming Assets	-	-	57
Total Other Nonperforming Assets	1,339	1,685	1,422
Total Nonperforming Assets	$22,972	$18,755	$18,501

Nonperforming Loans to Total Loans (HFI)	0.43%	0.34%	0.36%
Nonperforming Assets to Total Assets	0.34%	0.28%	0.29%

(1) Allowance for Credit Losses includes the Allowance for Loan Loss and Reserve for Unfunded Commitments.

b1BANK.com

Business First Bancshares, Inc.
Selected Financial Information
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(Dollars in thousands, except per share data)	2024	2023	2023

Per Share Data

Basic Earnings per Common Share	$0.49	$0.58	$0.55
Diluted Earnings per Common Share	0.48	0.57	0.54
Dividends per Common Share	0.14	0.14	0.12
Book Value per Common Share	22.64	22.58	20.77

Average Common Shares Outstanding	25,127,187	25,116,688	24,979,955
Average Diluted Common Shares Outstanding	25,429,194	25,333,913	25,222,308
End of Period Common Shares Outstanding	25,485,383	25,351,809	25,319,520

Annualized Performance Ratios

Return to Common Shareholders on Average Assets (1)	0.74%	0.88%	0.91%
Return to Common Shareholders on Average Common Equity (1)	8.51%	10.54%	10.73%
Net Interest Margin (1)	3.32%	3.50%	3.75%
Net Interest Spread (1)	2.36%	2.53%	2.96%
Efficiency Ratio (2)	69.80%	63.36%	63.27%

Total Quarterly/Year-to-Date Average Assets	$6,667,527	$6,494,861	$6,123,063
Total Quarterly/Year-to-Date Average Common Equity	577,643	544,628	516,659

Other Expenses

Salaries and Employee Benefits	$25,416	$22,609	$23,176
Occupancy and Bank Premises	2,514	2,387	2,297
Depreciation and Amortization	1,676	1,647	1,710
Data Processing	2,579	2,490	1,485
FDIC Assessment Fees	828	841	933
Legal and Other Professional Fees	866	833	613
Advertising and Promotions	1,145	1,052	1,148
Utilities and Communications	674	700	721
Ad Valorem Shares Tax	900	265	965
Directors' Fees	282	262	269
Other Real Estate Owned Expenses and Write-Downs	37	504	130
Merger and Conversion-Related Expenses	340	63	103
Other	5,265	6,061	5,129
Total Other Expenses	$42,522	$39,714	$38,679

Other Income

Service Charges on Deposit Accounts	$2,439	$2,470	$2,281
Loss on Sales of Securities	(1)	(2,503)	(1)
Debit Card and ATM Fee Income	1,776	1,793	1,570
Bank-Owned Life Insurance Income	579	572	524
Gain on Sales of Loans	139	546	611
Mortgage Origination Income	69	47	74
Fees and Brokerage Commission	1,937	1,710	1,813
Gain on Sales of Other Real Estate Owned	63	338	209
Loss on Disposal of Other Assets	-	(1)	(5)
Gain on Sale of Branch	-	13	-
Gain on Extinguishment of Debt	-	-	-
Swap Fee Income	229	964	6
Pass-Through Income (Loss) from Other Investments	294	(1,028)	173
Other	1,862	1,492	1,133
Total Other Income	$9,386	$6,413	$8,388

(1) Average outstanding balances are determined utilizing monthly averages and average yield/rate is calculated utilizing an Actual/365/366 day count convention.
(2) Noninterest expense (excluding provision for loan losses) divided by noninterest income plus net interest income less gain/loss on sales of securities.

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Business First Bancshares, Inc.
Consolidated Balance Sheets
(Unaudited)

	March 31,	December 31,	March 31,
(Dollars in thousands)	2024	2023	2023

Assets

Cash and Due From Banks	$185,906	$226,110	$159,767
Federal Funds Sold	211,292	151,134	104,250
Securities Available for Sale, at Fair Values	872,903	879,571	903,945
Mortgage Loans Held for Sale	77	835	423
Loans and Lease Receivable	5,088,839	4,992,785	4,803,060
Allowance for Loan Losses	(41,165)	(40,414)	(41,830)
Net Loans and Lease Receivable	5,047,674	4,952,371	4,761,230
Premises and Equipment, Net	68,716	69,480	64,065
Accrued Interest Receivable	29,326	29,916	25,446
Other Equity Securities	34,940	33,942	36,739
Other Real Estate Owned	1,339	1,685	1,365
Cash Value of Life Insurance	100,056	96,478	94,755
Deferred Taxes, Net	26,800	27,323	28,680
Goodwill	91,527	88,391	88,543
Core Deposit and Customer Intangibles	11,372	11,895	13,517
Other Assets	13,630	15,419	7,256

Total Assets	$6,695,558	$6,584,550	$6,289,981

Liabilities

Deposits
Noninterest-Bearing	$1,295,050	$1,299,090	$1,475,782
Interest-Bearing	4,277,700	3,949,700	3,330,396
Total Deposits	5,572,750	5,248,790	4,806,178

Securities Sold Under Agreements to Repurchase	17,207	18,885	16,669
Federal Funds Purchased	-	-	14,622
Bank Term Funding Program	-	300,000	310,000
Federal Home Loan Bank Borrowings	308,206	211,198	395,134
Subordinated Debt	99,933	99,990	110,596
Subordinated Debt - Trust Preferred Securities	5,000	5,000	5,000
Accrued Interest Payable	3,930	14,841	3,513
Other Liabilities	39,498	41,587	30,579

Total Liabilities	6,046,524	5,940,291	5,692,291

Shareholders' Equity

Preferred Stock	71,930	71,930	71,930
Common Stock	25,485	25,352	25,320
Additional Paid-In Capital	398,511	397,447	394,677
Retained Earnings	224,742	216,115	173,761
Accumulated Other Comprehensive Loss	(71,634)	(66,585)	(67,998)

Total Shareholders' Equity	649,034	644,259	597,690

Total Liabilities and Shareholders' Equity	$6,695,558	$6,584,550	$6,289,981

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Business First Bancshares, Inc.
Consolidated Statements of Income
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(Dollars in thousands)	2024	2023	2023

Interest Income:
Interest and Fees on Loans	$85,947	$85,761	$73,768
Interest and Dividends on Securities	5,599	5,193	4,782
Interest on Federal Funds Sold and Due From Banks	4,465	3,711	942
Total Interest Income	96,011	94,665	79,492

Interest Expense:
Interest on Deposits	38,029	34,190	18,928
Interest on Borrowings	6,451	6,715	7,815
Total Interest Expense	44,480	40,905	26,743

Net Interest Income	51,531	53,760	52,749

Provision for Credit Losses	1,186	119	3,222

Net Interest Income After Provision for Credit Losses	50,345	53,641	49,527

Other Income:
Service Charges on Deposit Accounts	2,439	2,470	2,281
Loss on Sales of Securities	(1)	(2,503)	(1)
Gain on Sales of Loans	139	546	611
Other Income	6,809	5,900	5,497
Total Other Income	9,386	6,413	8,388

Other Expenses:
Salaries and Employee Benefits	25,416	22,609	23,176
Occupancy and Equipment Expense	5,357	5,301	5,001
Merger and Conversion-Related Expense	340	63	103
Other Expenses	11,409	11,741	10,399
Total Other Expenses	42,522	39,714	38,679

Income Before Income Taxes	17,209	20,340	19,236

Provision for Income Taxes	3,639	4,516	4,211

Net Income	13,570	15,824	15,025

Preferred Stock Dividends	1,350	1,350	1,350

Net Income Available to Common Shareholders	$12,220	$14,474	$13,675

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Business First Bancshares, Inc.
Consolidated Net Interest Margin
(Unaudited)

	Three Months Ended
	March 31, 2024			December 31, 2023			March 31, 2023
	Average			Average			Average
	Outstanding	Interest Earned /	Average	Outstanding	Interest Earned /	Average	Outstanding	Interest Earned /	Average
(Dollars in thousands)	Balance	Interest Paid	Yield / Rate	Balance	Interest Paid	Yield / Rate	Balance	Interest Paid	Yield / Rate

Assets

Interest-Earning Assets:
Total Loans	$5,026,937	$85,947	6.88%	$4,949,954	$85,761	6.87%	$4,719,906	$73,768	6.34%
Securities	888,933	5,599	2.53%	865,372	5,193	2.38%	927,491	4,782	2.09%
Interest-Bearing Deposit in Other Banks	330,260	4,465	5.44%	271,004	3,711	5.43%	57,478	942	6.65%
Total Interest-Earning Assets	6,246,130	96,011	6.18%	6,086,330	94,665	6.17%	5,704,875	79,492	5.65%
Allowance for Loan Losses	(40,526)			(40,996)			(41,533)
Noninterest-Earning Assets	461,923			449,527			459,721
Total Assets	$6,667,527	$96,011		$6,494,861	$94,665		$6,123,063	$79,492

Liabilities and Shareholders' Equity

Interest-Bearing Liabilities:
Interest-Bearing Deposits	$4,072,600	$38,029	3.76%	$3,816,474	$34,190	3.55%	$3,339,493	$18,928	2.30%
Subordinated Debt	99,972	1,356	5.46%	100,009	1,320	5.24%	110,647	1,389	5.09%
Subordinated Debt - Trust Preferred Securities	5,000	113	9.09%	5,000	113	8.97%	5,000	98	7.95%
Bank Term Funding Program	260,440	2,788	4.31%	300,000	3,202	4.23%	34,444	380	4.47%
Advances from Federal Home Loan Bank (FHLB)	223,501	2,094	3.77%	213,280	1,947	3.62%	517,934	5,842	4.57%
Other Borrowings	16,116	100	2.50%	20,772	133	2.54%	20,886	106	2.06%
Total Interest-Bearing Liabilities	4,677,629	44,480	3.82%	4,455,535	40,905	3.64%	4,028,404	26,743	2.69%

Noninterest-Bearing Liabilities:
Noninterest-Bearing Deposits	$1,282,815			$1,368,452			$1,473,186
Other Liabilities	57,510			54,316			32,884
Total Noninterest-Bearing Liabilities	1,340,325			1,422,768			1,506,070
Shareholders' Equity:
Common Shareholders' Equity	577,643			544,628			516,659
Preferred Equity	71,930			71,930			71,930
Total Shareholders' Equity	649,573			616,558			588,589
Total Liabilities and Shareholders' Equity	$6,667,527			$6,494,861			$6,123,063

Net Interest Spread			2.36%			2.53%			2.96%
Net Interest Income		$51,531			$53,760			$52,749
Net Interest Margin			3.32%			3.50%			3.75%

Overall Cost of Funds			3.00%			2.79%			1.97%

NOTE: Average outstanding balances are determined utilizing monthly averages and average yield/rate is calculated utilizing an Actual/365/366 day count convention.

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Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(Dollars in thousands, except per share data)	2024	2023	2023

Interest Income:
Interest income	$96,011	$94,665	$79,492
Core interest income	96,011	94,665	79,492
Interest Expense:
Interest expense	44,480	40,905	26,743
Core interest expense	44,480	40,905	26,743
Provision for Credit Losses: (b)
Provision for credit losses	1,186	119	3,222
Core provision expense	1,186	119	3,222
Other Income:
Other income	9,386	6,413	8,388
Gain on former bank premises and equipment	(50)	-	-
Loss on sale of securities	1	2,503	1
Gain on sale of branch	-	(13)	-
Core other income	9,337	8,903	8,389
Other Expense:
Other expense	42,522	39,714	38,679
Acquisition-related expenses (2)	(715)	(63)	(103)
Write-down on former bank premises	-	(432)	-
Core other expense	41,807	39,219	38,576
Pre-Tax Income: (a)
Pre-tax income	17,209	20,340	19,236
Gain on former bank premises and equipment	(50)	-	-
Loss on sale of securities	1	2,503	1
Gain on sale of branch	-	(13)	-
Acquisition-related expenses (2)	715	63	103
Write-down on former bank premises	-	432	-
Core pre-tax income	17,875	23,325	19,340
Provision for Income Taxes: (1)
Provision for income taxes	3,639	4,516	4,211
Tax on gain on former bank premises and equipment	(11)	-	-
Tax on loss on sale of securities	0	529	-
Tax on gain on sale of branch	-	(3)	-
Tax on acquisition-related expenses (2)	89	1	6
Tax on write-down on former bank premises	-	91	-
Core provision for income taxes	3,717	5,134	4,217
Preferred Dividends:
Preferred dividends	1,350	1,350	1,350
Core preferred dividends	1,350	1,350	1,350
Net Income Available to Common Shareholders:
Net income available to common shareholders	12,220	14,474	13,675
Gain on former bank premises and equipment, net of tax	(39)	-	-
Loss on sale of securities, net of tax	1	1,974	1
Gain on sale of branch, net of tax	-	(10)	-
Acquisition-related expenses (2), net of tax	626	62	97
Write-down on former bank premises, net of tax	-	341	-
Core net income available to common shareholders	$12,808	$16,841	$13,773

Pre-tax, pre-provision earnings available to common shareholders (a+b)	$18,395	$20,459	$22,458
Gain on former bank premises and equipment	(50)	-	-
Loss on sale of securities	1	2,503	1
Gain on sale of branch	-	(13)	-
Acquisition-related expenses (2)	715	63	103
Write-down on former premises	-	432	-
Core pre-tax, pre-provision earnings	$19,061	$23,444	$22,562

Average Diluted Common Shares Outstanding	25,429,194	25,333,913	25,222,308

Diluted Earnings Per Common Share:
Diluted earnings per common share	$0.48	$0.57	$0.54
Gain on former bank premises and equipment, net of tax	(0.00)	-	-
Loss on sale of securities, net of tax	0.00	0.08	-
Gain on sale of branch, net of tax	-	-	-
Acquisition-related expenses (2), net of tax	0.02	-	0.01
Write-down on former premises, net of tax	-	0.01	-
Core diluted earnings per common share	$0.50	$0.66	$0.55

Pre-tax, pre-provision profit diluted earnings per common share	$0.72	$0.81	$0.89
Gain on former bank premises and equipment	(0.00)	-	-
Loss on sale of securities	0.00	0.10	-
Gain on sale of branch	-	-	-
Acquisition-related expenses (2)	0.03	-	-
Write-down on former premises	-	0.02	-
Core pre-tax, pre-provision diluted earnings per common share	$0.75	$0.93	$0.89

(1) Tax rates, exclusive of certain nondeductible merger-related expenses and goodwill, utilized were 21.129% for 2024 and 2023. These rates approximated the marginal tax rates.
(2) Includes merger and conversion-related expenses and salary and employee benefits.

b1BANK.com

Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	March 31,	December 31,	March 31,
(Dollars in thousands, except per share data)	2024	2023	2023

Total Shareholders' (Common) Equity:
Total shareholders' equity	$649,034	$644,259	$597,690
Preferred stock	(71,930)	(71,930)	(71,930)
Total common shareholders' equity	577,104	572,329	525,760
Goodwill	(91,527)	(88,391)	(88,543)
Core deposit and customer intangible	(11,372)	(11,895)	(13,517)
Total tangible common equity	$474,205	$472,043	$423,700

Total Assets:
Total assets	$6,695,558	$6,584,550	$6,289,981
Goodwill	(91,527)	(88,391)	(88,543)
Core deposit and customer intangible	(11,372)	(11,895)	(13,517)
Total tangible assets	$6,592,659	$6,484,264	$6,187,921

Common shares outstanding	25,485,383	25,351,809	25,319,520

Book value per common share	$22.64	$22.58	$20.77
Tangible book value per common share	$18.61	$18.62	$16.73
Common equity to total assets	8.62%	8.69%	8.36%
Tangible common equity to tangible assets	7.19%	7.28%	6.85%

b1BANK.com

Business First Bancshares, Inc.
Non-GAAP Measures
(Unaudited)

	Three Months Ended
	March 31,	December 31,	March 31,
(Dollars in thousands, except per share data)	2024	2023	2023

Total Quarterly Average Assets	$6,667,527	$6,494,861	$6,123,063
Total Quarterly Average Common Equity	$577,643	$544,628	$516,659

Net Income Available to Common Shareholders:
Net income available to common shareholders	$12,220	$14,474	$13,675
Gain on former bank premises and equipment, net of tax	(39)	-	-
Loss on sale of securities, net of tax	1	1,974	1
Gain on sale of branch, net of tax	-	(10)	-
Acquisition-related expenses, net of tax	626	62	97
Write-down on former bank premises, net of tax	-	341	-
Core net income available to common shareholders	$12,808	$16,841	$13,773

Return to common shareholders on average assets (annualized) (2)	0.74%	0.88%	0.91%
Core return on average assets (annualized) (2)	0.77%	1.03%	0.91%
Return to common shareholders on average common equity (annualized) (2)	8.51%	10.54%	10.73%
Core return on average common equity (annualized) (2)	8.92%	12.27%	10.81%

Interest Income:
Interest income	$96,011	$94,665	$79,492
Core interest income	96,011	94,665	79,492
Interest Expense:
Interest expense	44,480	40,905	26,743
Core interest expense	44,480	40,905	26,743
Other Income:
Other income	9,386	6,413	8,388
Gain on former bank premises and equipment	(50)	-	-
Loss on sale of securities	1	2,503	1
Gain on sale of branch	-	(13)	-
Core other income	9,337	8,903	8,389
Other Expense:
Other expense	42,522	39,714	38,679
Acquisition-related expenses	(715)	(63)	(103)
Write-down on former bank premises	-	(432)	-
Core other expense	$41,807	$39,219	$38,576

Efficiency Ratio:
Other expense (a)	$42,522	$39,714	$38,679
Core other expense (c)	$41,807	$39,219	$38,576
Net interest and other income (1) (b)	$60,918	$62,676	$61,138
Core net interest and other income (1) (d)	$60,868	$62,663	$61,138
Efficiency ratio (a/b)	69.80%	63.36%	63.27%
Core efficiency ratio (c/d)	68.68%	62.59%	63.10%

Total Average Interest-Earnings Assets	$6,246,130	$6,086,330	$5,704,875

Net Interest Income:
Net interest income	$51,531	$53,760	$52,749
Loan discount accretion	(785)	(1,921)	(2,912)
Net interest income excluding loan discount accretion	$50,746	$51,839	$49,837

Net interest margin (2)	3.32%	3.50%	3.75%
Net interest margin excluding loan discount accretion (2)	3.27%	3.38%	3.54%
Net interest spread (2)	2.36%	2.53%	2.96%
Net interest spread excluding loan discount accretion (2)	2.31%	2.40%	2.75%

(1) Excludes gains/losses on sales of securities.
(2) Calculated utilizing an Actual/365/366 day count convention.